FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 3, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on August 3, 2021

CELLCOM ISRAEL ANNOUNCES
CHANGES TO THE BOARD OF DIRECTORS

Netanya, Israel – August 3, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today the resignation of Mr. Aaron Kaufman as director of the Company and the appointment of Mr. Baruch Itzhak as a member of the Company's Board of Directors, both effective as of August 2, 2021. Our Board of Directors has determined that Mr. Itzhak qualifies as a financial and accounting expert as defined by the Israeli Companies law of 1999 and regulations.

Mr. Itzhak has served as Discount Investment Corporation Ltd.'s, or DIC, CFO since July 2021 and as CFO of Property and Building Corporation Ltd., or PBC, since May 2020 and as a director of private companies of DIC and PBC. From 2018 to 2020 Mr. Itzhak served as CEO of Sapir Corp. Ltd. and from 2016 to 2018 he served as Chairman and acting CEO of Elad National 2017 LLC. and as CFO of Elad US holdings Inc. From 2006 to 2011 he served as a partner in Arik Eshel CPA & associates, PC -New-York, NY and from 1999 to 2006 he served as audit manager and prior to that as senior auditor in PricewaterhouseCoopers - New-York, NY and Tel-Aviv, Israel. Mr. Itzhak is a Certified Public Accountant and holds a B.A. in Business Management from the College of Management.

For additional details see our 2020 annual report on Form 20-F, dated April 28, 2021, under Item 6. Directors, Senior Management and Employees" – A. Directors and Senior Management" and " C.  Board Practices - Corporate Governance Practices" and the Company's current reports on Form 6-K dated May 20 and June 28, 2021.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	August 3, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary